PRICING SUPPLEMENT DATED December 14, 2005                      Rule 424(b)(3)
------------------------------------------                 File No. 333-122639
(To Prospectus Supplement and Prospectus dated February 25, 2005)
Pricing Supplement Number: 2488


                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
            Inflation-Linked Notes Linked to the Performance of the
                  Consumer Price Index due December 14, 2010
                                 (the "Notes")
                                 ------------

     The Notes are part of a series of senior debt securities entitled "Medium-Term Notes, Series C" as more fully described in the accompanying prospectus (which term includes the accompanying prospectus supplement). Information included in this pricing supplement supersedes information in the prospectus to the extent it is different from the information included in the prospectus.

     References in this Pricing Supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     INVESTING IN THE NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION OF THIS PRICING SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT.


Aggregate Principal Amount...................     $22,500,000.

Stated Maturity Date.........................     December 14, 2010.

Issue Price..................................     See Plan of Distribution below.

Original Issue Date..........................     December 14, 2005.

Interest Calculation Type....................     Fixed Rate/Floating Rate Note.

                                                  The Notes are a "Fixed Rate/Floating Rate Note" which means the Notes will initially bear interest at the Initial
                                                  Interest Rate (as defined below) commencing on, and
                                                  including, the Original Issue Date to, but not including,
                                                  the first Interest Reset Date (as defined below). Commencing on, and including, the first Interest Reset Date, the Notes will bear interest at the rate determined by reference to
                                                  the Floating Interest Rate Basis described below.

Day Count Convention.........................     Interest will be calculated by multiplying the principal
                                                  amount of the Notes by an interest factor. The interest
                                                  factor will be computed by dividing the interest rate
                                                  applicable to each day by the actual number of days in the year.


Floating Interest Rate Basis.................     [(CPI(t) - CPI(t-12))/CPI(t-12)] x 1.5

                                                  but will not be less than 0.00%.

                                                  where:

                                                  CPI(t) equals the value of the Consumer Price Index (as
                                                  defined below) for the third calendar month prior to but not including the month in which the applicable Interest Reset
                                                  Date occurs, and CPI(t-12) equals the value of the Consumer
                                                  Price Index for the fifteenth calendar month prior to but
                                                  not including the month in which the applicable Interest
                                                  Reset Date occurs.

Spread Multiplier............................     Not Applicable.

Initial Interest Rate........................     8.00% per annum.

Maximum Interest Rate........................     None.

Minimum Interest Rate........................     For any interest period, 0.00% per annum.

Interest Payment Dates.......................     Monthly, on the 14th day of each month, commencing January
                                                  14, 2006, and on the maturity date. If any Interest Payment
                                                  Date falls on a day that is not a Business Day, payment will be made on the immediately succeeding Business Day and no
                                                  interest will accrue as a result of the delayed payment.

Interest Reset Dates.........................     Monthly, on the 14th day of each month, commencing June 14,
                                                  2006, regardless of whether such day is a Business Day.

CUSIP Number.................................     59018YWL1.

Form of Notes................................     Book-entry.

Denominations................................     We will issue and sell the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Trustee......................................     JPMorgan Chase Bank, N.A.

Calculation Agent............................     Merrill Lynch Capital Services, Inc.

                                                  All determinations made by the Calculation Agent, absent
                                                  manifest error, will be conclusive for all purposes and
                                                  binding on ML&Co. and beneficial owners of the Notes.

                                                  All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655). All dollar amounts
                                                  used in or resulting from this calculation will be rounded to the nearest cent, with one-half cent being rounded
                                                  upwards.

Proceeds to ML&Co............................     $22,207,500



                                                     PS-2

Underwriter..................................     Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Underwriting Discount........................     1.3%

Plan of Distribution.........................     The Underwriter has advised us that it proposes to offer all or part of the Notes in one or more transactions at varying prices related to market conditions at the time of sale.

Business Day.................................     "Business Day" means any day other than a Saturday or Sunday that is not a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

                                 RISK FACTORS

     Your investment in the Notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks, as well as the risk described in the accompanying prospectus supplement, before deciding whether an investment in the Notes is suitable for you.


Structure risks of Notes indexed to the Consumer Price Index

     The interest payable on the Notes while the Floating Interest Rate Basis is in effect is indexed to the performance of the Consumer Price Index over twelve month periods. As a result, the possibility exists that during the time the Floating Interest Rate Basis is in effect you could receive little or no interest on a given Interest Payment Date. The Consumer Price Index is likely to increase only slightly or decrease during periods of deflation or little or no inflation. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of such events and their results. In recent years, values of certain indices such as the Consumer Price Index have been volatile and such volatility may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Your yield may be lower than the yield on a standard debt security of comparable maturity

     The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.


                             CONSUMER PRICE INDEX

     The amount of interest payable on the Notes will be linked to changes in the Consumer Price Index. The "Consumer Price Index" for purposes of the Notes is the nonseasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor. The Consumer Price Index is expressed in relative terms in relation to the 1982-1984 time base reference period for which the level of Consumer Price Index was set at 100. The Consumer Price Index for any given month is published during the following month.

     The Consumer Price Index is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the Consumer Price Index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Bureau of Labor Statistics to take into account changes in consumer expenditure patterns.

     The value of the Consumer Price Index for any given month will be the value reported on Bloomberg page CPURNSA or any successor service or successor page thereto. If the relevant values for the Consumer Price Index are not available on Bloomberg page CPURNSA or on a successor page or successor service on or before any Interest Reset Date, such value will be determined in the sole discretion of the Calculation Agent.

     The following table sets forth the value of the Consumer Price Index from January 2000 to October 2005, as reported by the Bureau of Labor Statistics and reported on Bloomberg page CPURNSA. This historical data is presented for informational purposes only. Past movements of the Consumer Price Index is not necessarily indicative of future values.

-------------------- ------------- ------------- ------------- ------------- ------------- -------------
                         2000          2001          2002          2003          2004          2005
                         ----          ----          ----          ----          ----          ----
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
January                 168.8         175.1         177.1         181.7         185.2         190.7
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
February                169.8         175.8         177.8         183.1         186.2         191.8
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
March                   171.2         176.2         178.8         184.2         187.4         193.3
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
April                   171.3         176.9         179.8         183.8         188.0         194.6
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
May                     171.5         177.7         179.8         183.5         189.1         194.4
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
June                    172.4         178.0         179.9         183.7         189.7         194.5
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
July                    172.8         177.5         180.1         183.9         189.4         195.4
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
August                  172.8         177.5         180.7         184.6         189.5         196.4
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
September               173.7         178.3         181.0         185.2         189.9         198.8
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
October                 174.0         177.7         181.3         185.0         190.9         199.2
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
November                174.1         177.4         181.3         184.5         191.0
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
December                174.0         176.7         180.9         184.3         190.3
-------------------- ------------- ------------- ------------- ------------- ------------- -------------

     To illustrate the Floating Interest Rate Basis applicable to the Notes, assuming December 1, 2005 were an Interest Reset Date, based on the historical information presented in the table above, the per annum interest rate applicable to the Notes until the next Interest Reset Date would have been 7.03%, calculated as follows:

                      198.8 minus 189.9 =  8.9

                      8.9 divided by 189.9 = .04686677

                      4.686677% multiplied by 1.5 =7.03%


     In accordance with the formula used in determining the Floating Interest Rate Basis, the September 2005 and September 2004 values of the Consumer Price Index were used in the calculating the above example.

                     UNITED STATES FEDERAL INCOME TAXATION

     The following discussion supplements and, to the extent that it is inconsistent with, replaces the discussion contained in the accompanying Prospectus Supplement in the section entitled "United States Federal Income Taxation".

Classification of the Notes

     We have received an opinion from our counsel, Sidley Austin Brown & Wood LLP, that the Notes will be treated as indebtedness for United States federal income tax purposes and that the Notes will be subject to the special regulations issued by the U.S. Treasury Department governing contingent payment debt instruments (the "CPDI Regulations").

Accrual of Interest on the Notes

     Pursuant to the CPDI Regulations, U.S. Holders of the Notes will be required to accrue interest income on the Notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting.

     The CPDI Regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period occurring prior to and including the Stated Maturity Date of the Notes that equals:

     (1) the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;
     (2) divided by the number of days in the accrual period; and
     (3) multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

     A Note's issue price is the first price to the public at which a substantial amount of the Notes are sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a
Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, previously scheduled to have been made with respect to the Notes.

     The CPDI Regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes. This schedule must produce the comparable yield. Solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payments for the Notes consist of (i) monthly fixed payments of interest calculated by reference to the Initial Interest Rate on each Interest Payment Date up to, and including June 14, 2006, (ii) estimates of the monthly floating payments of interest calculated by reference to the Floating Interest Rate Basis on each Interest Payment Date occurring after June 14, 2006, and
(iii) a payment on the Stated Maturity Date of the principal amount thereof. In addition, ML&Co. has determined that the comparable yield for the Notes is 4.53%, compounded monthly. U.S. Holders may obtain the projected payment schedule by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038 or to corporatesecretary@exchange.ml.com.

     For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the "IRS"). A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

     The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder's interest accruals and adjustments thereof in respect of the Notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Notes.

     Amounts treated as interest under the CPDI Regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Notes

     If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI Regulations equal to the amount of that excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year.

     If a U.S. Holder receives in a taxable year actual payments with respect to the Notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI Regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Notes during prior taxable years, reduced to the extent that interest was offset by prior net negative adjustments.

Sale, Exchange or Redemption of the Notes

     Generally, the sale, exchange or redemption of a Note will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange or redemption will be equal to the difference between (a) the amount realized by the U.S. Holder on that sale, exchange or redemption and
(b) the U.S. Holder's adjusted tax basis in the Notes. A U.S. Holder's adjusted tax basis in a Note on any date will generally be equal to the U.S. Holder's original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments (as defined above) previously made to the U.S. Holder through that date. Gain recognized upon a sale, exchange or redemption of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year as of the date of the disposition). The deductibility of net capital losses by individuals and corporations is subject to limitations.

     Prospective investors should also consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section entitled "United States Federal Income Taxation" in the accompanying Prospectus Supplement.